NOTIFICATION OF LATE FILING

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-55411

(Check one):     ☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K     ☐ Form 10-Q ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: December 31, 2019

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

    ☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Parkview Capital Credit, Inc.

Full Name of Registrant

Former Name if Applicable

Park Towers Uptown, 1233 West Loop South, Suite 1170

Address of Principal Executive Office (Street and Number)

Houston, Texas 77027

City, State and Zip Code

PART II – RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In January 2020, a wholly-owned subsidiary of Parkview Capital Credit, Inc. (“Parkview”), Lone Star Brewing Development, Inc. (“Lone Star”), filed for bankruptcy protection under Chapter 11 of the US Bankruptcy Code.  Until recently, it was unclear whether a plan would be proposed and accepted by the bankruptcy court in order to sell Lone Star or whether it would be sold through an orderly auction schedule.  Earlier this month, the bankruptcy court approved auction procedures, which were attached as an exhibit to a current report on Form 8-K filed by Parkview on March 20, 2020, with respect to the sale of the land at the Lone Star site.

In addition, Parkview continues to experience limited cashflow from its portfolio companies.  Transactions that were expected to provide a partial or full paydown in Parkview’s position during Q1 2020 did not take place and, while interest payments have recently resumed from two of its portfolio companies, it is unclear whether such portfolio companies will be able to continue making interest payments in the near term as their operations have been negatively impacted by COVID-19.  Limited cashflow has impacted the ability of Parkview to pay outstanding amounts due to its service providers, including its third-party valuation firms and its financial reporting team.

As a result of these challenges, Parkview is unable to file its 10-K on time and is unable to predict when it will be in position to become current with its periodic reports.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Keith W. Smith	(832) 402-1050
(Name)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐Yes  ☒ No

•	Quarterly Report on Form 10-Q for the quarter ended September 30, 2019.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

•	As disclosed above, Parkview’s wholly-owned subsidiary, Lone Star, filed for bankruptcy protection in January 2020. The amortized cost and fair value of Parkview’s investments in Lone Star reported in Parkview’s quarterly report on Form 10-Q for the quarter ended June 30, 2019, was $11,080,000 and $9,971,000, respectively. The auction procedures related to the sale of Lone Star require that initial bids of at least $13,500,000 be received by April 6, 2020 and that a transaction close no later than May 1, 2020. The minimum bid amount is designed to ensure that BI 28, LLC, Lone Star’s senior lender, is repaid in full. In addition to BI 28, LLC, Princeton Capital Corporation has a second lien loan to Lone Star. If the property is not sold in the manner prescribed above, BI 28, LLC will purchase the property by May 4, 2020. As a result of the nature and timing of the auction process, Parkview is unable to predict how much, if anything, it will receive from the sale of Lone Star. However, Parkview expects that the amount received, if anything, will be materially less than the fair value of Lone Star as reported in its June 30, 2019 quarterly report on Form 10-Q.

•	Pursuant to Parkview’s valuation policies and procedures, the remainder of Parkview’s portfolio was to be fair valued as of December 31, 2019 by independent third-party valuation firms engaged by Parkview. As a result of the limited cashflow from its portfolio investments, Parkview was not able to have its portfolio fair valued by such independent third-party valuation firms.

Parkview Capital Credit, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 1, 2020		/s/ Keith W. Smith
	By:	Keith W. Smith
	Title:	President and Chief Executive Officer